Exhibit 7.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the twelve month periods ended December 31, 2008, 2007, 2006, 2005 and 2004 are as follows:-

	2008	2007	2006	2005	2004
IFRS	13.5	15.6	92.7	85.6	93.6

For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.